December 19, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Timothy L. Buchmiller, Esq.

Re:

Biotricity Inc.

Registration Statement on Form S-3

Filed December 14, 2017

File No. 333-222065

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to oral comments received from the staff.

In response to the staff’s oral comment regarding the proper reference to the general instructions of Form S-3, the S-3 has been revised to clarify that proper reference on the first page of the prospectus is I.B.1 of the general instructions of Form S-3.

In response to the staff’s oral comment regarding clarifying that Mr. Ayanoglou’s is the Company’s principal financial and accounting officer, the S-3 has been revised to reflect that Mr. Ayanoglou is the Company’s principal financial and accounting officer.

 * * * * *

We appreciate the Staff’s time and the consideration of the above-referenced responses. Please feel free to contact me should you wish to discuss the above-referenced responses.

Very truly yours,

/s/ David Manno

David B. Manno

cc:

Biotricity Inc.

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